FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102
Item 1   Name and Address of Company
Goldcorp Inc. (“Goldcorp”)
Park Place, Suite 3400, 666 Burrard Street
Vancouver, British Columbia V6C 2X8
Item 2   Date of Material Change
September 25, 2008.
Item 3   News Release
A news release with respect to the material change referred to in this report was disseminated through Marketwire on September 25, 2008 and subsequently filed on SEDAR.
Item 4   Summary of Material Change
Goldcorp announced that it has completed its previously announced acquisition of Gold Eagle Mines Ltd. (“Gold Eagle”).
Item 5   Full Description of Material Change
Goldcorp announced that it completed its previously announced acquisition of Gold Eagle by way of plan of arrangement in accordance with section 182 of the Business Corporations Act (Ontario). Under the plan of arrangement, shareholders of Gold Eagle were entitled to receive at their election and subject to proration either C$13.60 in cash; 0.292 of a common share of Goldcorp and $0.0001 in cash; or any combination thereof, for each Gold Eagle common share held. Gold Eagle shareholders elected to receive a cash amount greater than the maximum available according to the terms of the plan. As a result, shareholders will receive approximately 52.7% of the cash amount that they elected or were deemed to have elected. In aggregate, C$725.8 million in cash and 15.6 million common shares of Goldcorp will be paid and issued to Gold Eagle shareholders.
Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7   Omitted Information
Not applicable.
Item 8   Executive Officer
For further information, contact Charles Jeannes, Executive Vice President, Corporate Development of Goldcorp at (604) 696-3000.
Item 9   Date of Report
September 29, 2008.